BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110



                                                                 March 12, 2010



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust VI
                  Registration Statement on Form N-1A
                  (File Nos. 333-138560; 811-21978)

Ladies and Gentlemen:

         This letter is to respond to comments we received on February 25, 2010 from Mr. Dominic Minore of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A for Pioneer Series Trust VI (the "Registrant") relating to Pioneer Multi-Asset Real Return Fund (the "Fund").

I. General Comments

1.   Comment:     The Staff requested that the Registrant provide a
                  letter to the Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

     Response:    A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

II.               Fees and Expenses of the Fund

1.   Comment:     The Staff requested that the Registrant remove the
                  statement that "there can be no assurance that the adviser will extend the expense limitations beyond such time" from Footnote 2 to the Fee Table.

     Response:    The Registrant respectfully submits that the statement
                  referenced by the Staff relates to the period for which the fee waiver arrangement is expected to continue, in accordance with Instruction 3(e) to Item 3 to Form N-1A, and accordingly has not made the requested change.

2.   Comment:     The Staff requested that the Registrant remove the
                  statement that "the expense limitation does not limit the expenses of the underlying funds indirectly incurred by a shareholder" from Footnote 2 to the Fee Table.

     Response:    The Registrant has made the requested change.

3.   Comment:     The Staff requested that the Registrant remove "while
                  in effect" from the statement "while in effect, the arrangement may be terminated for a class only by agreement of the adviser and the Board of Trustees" in Footnote 2 to the Fee Table.

     Response:    The Registrant has made the requested change.

III. Principal Investment Strategies

1.   Comment:     The Staff noted that the Registrant states that "real
                  return is considered to be a level of total return that exceeds the rate of inflation over a full market cycle." The
                  Staff noted that "full market cycle" was not plain English and requested that the Registrant clarify what "full market cycle" means.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff requested that the Registrant state in the
                  prospectus that the Fund may invest without limit in derivative instruments.

     Response:    The Registrant has made the requested change.

3.   Comment:     The Staff requested that the Registrant clarify in
                  the prospectus the extent to which there is a limit on the Fund's investments in commodity-related investments.

     Response:    The Registrant notes that the prospectus currently states that the fund may gain exposure to commodities through investment in a wholly-owned subsidiary of the Fund organized as a company under the laws of the Cayman Islands (the "Cayman
                  Subsidiary"), and has revised the disclosure to clarify that the fund may invest up to 25% of its total assets in the Cayman Subsidiary.

IV. The Fund's Past Performance

1.   Comment:     The Staff requested that the Registrant revise this
                  section to reflect the disclosure indicated by the parenthetical in Instruction 1.(b). to Item 4 of Form N-1A.

     Response:    The Registrant has made the requested change.

V. Comment to Statements of Additional Information

1.   Comment:     The Staff noted disclosure in the Statement of
                  Additional Information indicating that the fund would not treat mortgage-related securities as representing interests in any particular industry or group of industries for purposes of its concentration policy, and that such disclosure is inconsistent with the Staff's position that privately-issued mortgage-related securities constitute a separate industry for purposes of a fund's concentration policy.

     Response:    The Registrant has removed the disclosure referenced by the
                  Staff.

VI. Comments Related to the Cayman Subsidiary

1.   Comment:     The Staff noted that the Fund may invest in the
                  Cayman Subsidiary, and requested that the Cayman Subsidiary sign the Registration Statement.

     Response:    The Registrant confirms that the Cayman Subsidiary will sign the Registration Statement.

2.   Comment:     The Staff requested that the Registrant include
                  undertakings in Part C of the Registration Statement which address the following:

                       a. that the Cayman Subsidiary will be subject to
                          inspection by the Commission;

                       b. that the assets of the Cayman Subsidiary will be maintained in accordance with the requirements of
                           Section 17(f) of the 1940 Act; and

                       c. that the Registrant will not use the Cayman Subsidiary to evade the provisions of the 1940 Act.

     Response:    The Registrant confirms that undertakings that address the
                  Staff's request will be included in Part C of the Registration Statement.

3.   Comment:     The Staff requested that the Registrant include a
                  statement in the Investment Restrictions section of the Statement of Additional Information indicating that the Fund will aggregate the activities and holdings of the Cayman entity with the Fund's activities and holdings to ensure that the Fund directly and indirectly complies with its fundamental and non-fundamental policies on a consolidated basis.

     Response:    The Registrant has added disclosure to address the
                  Staff's request.

4.   Comment:     The Staff requested that the Registrant include disclosure in the prospectus regarding the Cayman Subsidiary, including:

                      a. disclosure that the Cayman Subsidiary is under the
                         control of the Fund;

                      b. disclosure regarding the identity of the adviser of the Cayman Subsidiary;

                      c. disclosure as to whether the Cayman Subsidiary is subject to regulation under the 1940 Act; and

                      d. risk disclosure regarding the Cayman Subsidiary, such as risk disclosure that the tax laws may change, custodial risk, and risks of changes in Cayman law.

     Response:    The Registrant notes that it currently discloses in the
                  prospectus that the Cayman Subsidiary is a wholly-owned subsidiary of the fund and that the Cayman Subsidiary will be advised by Pioneer. The Registrant has added disclosure to address the other changes requested by the Staff.

5.   Comment:     The Staff requested that the Registrant indicate in
                  its response that the Fund will always own 100% of the Cayman
                  Subsidiary and any securities issued by the Cayman Subsidiary.

     Response:    The Registrant confirms its intention that the Fund always own 100% of the Cayman Subsidiary and any securities issued by the Cayman Subsidiary.

6.   Comment:     The Staff asked whether there is a separate
                  investment advisory agreement between Pioneer and the Cayman
                  Subsidiary, or if investment advisory services with respect to the Cayman Subsidiary are included in the investment advisory agreement between the Registrant and Pioneer, and requested that the Registrant confirm that any such investment advisory agreement will be filed as an exhibit to the Registration
                  Statement.

     Response:    The Registrant notes that there is a separate investment
                  advisory agreement between Pioneer and the Cayman Subsidiary, and notes that such investment advisory agreement will be filed as an exhibit to the Registration Statement.

7.   Comment:     The Staff requested that the Registrant include a
                  sub-heading to Other Expenses in the Fee Table that reflects the expenses of operating the Cayman Subsidiary.

     Response:    The Registrant has made the requested change.

         Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                     Sincerely,


                                                     /s/Jeremy Kantrowitz
                                                        Jeremy Kantrowitz